Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals Granted US Patent

Brisbane, Australia, 25th January 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) is pleased to announce the grant of the United States patent entitled “Sulfated Oligosaccharide Derivatives” that protects Progen’s PG500 series of small molecule compounds. The patent number is 7,875,592 and the applicant is Progen Pharmaceuticals Ltd.

Progen’s PG500 series of compounds was the result of an internal research programme partially funded by Start and Commercial Ready grants from the Australian Government. This patent protects compounds in Progen’s PG500 series of heparan sulfate mimetic molecules and their use in a variety of therapeutic areas predominantly related to oncology (including solid tumour, angiogenesis and metastasis) but also encompassing inflammation and other indications where heparan sulfate mimetic compounds provide important therapeutic options (coagulation, thrombosis, raised blood triglyceride levels, proliferative retinopathy, HSV-1 infection, or cardiovascular disease). Pharmaceutical and veterinary uses are also protected.

The patent priority date is 4th March 2004. The international filing date is 4th March 2005 and the patent expiry date is 4th March 2025.

“Protection of the intellectual property by this patent strengthens and extends our drug development portfolio for the PG500 series technology.”  said Ian Bytheway, Director of Research and Development, Progen Pharmaceuticals Ltd.

“It is pleasing to announce the granting of this patent in such a commercially important region and it represents an important milestone in our development and commercialisation of PG500 series technology, from which our lead compound PG545 has already commenced human clinical trials.”  said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+ 61 7 3842 3333	+ 61 7 3230 5000
+ 61 437 211 200	+ 61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.